SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

REVIV3 PROCARE COMPANY
(Name of Issuer)
Common Stock, $0.0001 par value per share
(Title of Class of Securities)
76151R 107
(CUSIP Number)
Jeff Toghraie c/o Reviv3 Procare Company 9480 Telstar Avenue, Suite 5 El Monte, California 91731 (888) 638-8883

With a copy to:

Jurgita Ashley

Thompson Hine LLP

3900 Key Center

127 Public Square

Cleveland, Ohio 44114

(216) 566-5500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 4, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. □

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Jeff Toghraie
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF; AF; OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,084,000(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,052,750(1)(2)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 9,052,750(1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%
14	TYPE OF REPORTING PERSON IN

___________

(1)	Includes 8,084,000 shares of Common Stock held by Intrepid Global Advisors, Inc., of which Mr. Toghraie is the managing director and beneficiary.
(2)	Includes 968,750 shares of Common Stock that may be acquired pursuant to the exercise of stock options that are exercisable within 60 days of the filing of this Statement.

Item 1. Security and Issuer.

This Statement of Beneficial Ownership on Schedule 13D (this “Statement”) relates to the common stock, $0.0001 par value per share (the “Common Stock”), of Reviv3 Procare Company, a Delaware corporation (the “Company”). The Company reports that its principal executive offices are located at 9480 Telstar Avenue, Unit 5, El Monte, California 91731.

Item 2. Identity and Background.

This Statement is filed by Sasan “Jeff” Toghraie. Mr. Toghraie’s principal occupation is serving as the Chairman and Chief Executive Officer of the Company, which is an emerging global e-commerce brand in the hair care products industry and hearing protection and enhancement products. Mr. Toghraie is a U.S. citizen. The principal business address of Mr. Toghraie is c/o Reviv3 Procare Company, 9480 Telstar Avenue, Unit 5, El Monte, California 91731.

Mr. Toghraie has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The shares of Common Stock and stock options beneficially owned by Mr. Toghraie were acquired from the Company in private placement transactions and/or received as compensation for his services as an executive officer of the Company. The source of funds for the shares of Common Stock purchased by Mr. Toghraie was personal funds or affiliate funds.

Item 4. Purpose of Transaction.

Mr. Toghraie acquired the shares of Common Stock reported in this Statement for investment purposes. Mr. Toghraie may in the future acquire additional shares of Common Stock or dispose of some or all of the shares of Common Stock beneficially owned by him in open-market transactions or privately negotiated transactions, on such terms and at such times as he may deem advisable.

Mr. Toghraie does not have any present plan or proposal that would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D, except as set forth herein or as may be proposed by Mr. Toghraie in his capacity as an officer or director of the Company or by the Board of Directors with his participation. Mr. Toghraie reserves the right in the future to formulate any such plans or proposals, and to take any actions with respect to his investments in the Company, including any or all of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)	Mr. Toghraie beneficially owns in the aggregate 9,052,750 shares of Common Stock, which represents approximately 7.8% of the Company’s outstanding shares of Common Stock and includes the following:

•	8,084,000 shares of Common Stock directly held by Intrepid Global Advisors, Inc. (“Intrepid”). Mr. Toghraie, as the managing director and beneficiary of Intrepid, may be deemed to beneficially own the shares of Common Stock directly held by Intrepid.

•	Options to purchase an aggregate of 968,750 shares of Common Stock that are exercisable within 60 days of the filing of this Statement and were received as part of his executive officer compensation. Mr. Toghraie holds options to purchase 3,100,000 shares of Common Stock at an exercise price of $0.09 per share, of which 968,750 are exercisable within 60 days of the filing of this Statement. These options were granted May 10, 2022, expire April 20, 2032, and vest as follows: 25% of the original grant amount vested September 1, 2022 and the remainder vests in 24 equal monthly installments on the first day of each month, beginning October 1, 2022.

Each percentage ownership of Common Stock set forth in this Statement is based on 114,969,774 shares of Common Stock reported by the Company as outstanding as of August 8, 2022 in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on August 25, 2022.

(b)	Mr. Toghraie has the sole power to direct the voting and disposition of the shares of Common Stock and options disclosed as beneficially owned by him in the table set forth on the cover page to this Statement.
(c)	No transactions in the Common Stock have been effected by Mr. Toghraie during the past 60 days.

(d)	No person other than Mr. Toghraie is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock beneficially owned by Mr. Toghraie.

(e)       Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On June 16, 2022, the Company and its wholly owned subsidiary Reviv3 Acquisition Corporation completed the acquisition of both (i) the hearing protection business of Axil & Associated Brands Corp. (“Axil”), consisting of ear plugs and ear muffs, and (ii) Axil’s ear bud business, pursuant to the Asset Purchase Agreement, dated May 1, 2022, as amended on June 15, 2022, by and among the Company, Reviv3 Acquisition Corporation, Axil and certain stockholders of Axil (the “Asset Purchase Agreement”). Intrepid is a stockholder of Axil and, as of June 16, 2022, Intrepid held 4.68% of Axil’s outstanding common stock. The acquisition purchase price consisted of (i) 73,183,893 shares of Common Stock and (ii) 250,000,000 shares of the Company’s non-voting Series A Preferred Stock (the “Preferred Shares”), which are convertible into shares of Common Stock on a one-to-one ratio. Pursuant to a lock up in the Asset Purchase Agreement, the Preferred Shares may not be converted or transferred for a period of two years following the closing of the acquisition. In addition, under the Asset Purchase Agreement, no holder of Preferred Shares may convert such shares into a number of shares of Common Stock that would cause the holder to beneficially own more than 5% of the Common Stock, as determined in accordance with Sections 13(d) and (g) of the Securities Exchange Act of 1934, as amended.

In connection with the Asset Purchase Agreement, the Company, Intrepid, and Axil entered into a voting agreement, effective as of June 16, 2022, pursuant to which, among other things: (i) the Company agreed not to issue new capital stock of the Company for two years following the closing of the Asset Purchase Agreement without the approval of both Axil and Intrepid, subject to certain exceptions; and (ii) Axil irrevocably appointed the Chief Executive Officer and Secretary of the Company as proxies of Axil, to vote with respect to all shares of capital stock beneficially owned by Axil for the two years following the closing of the Asset Purchase Agreement.

Item 7. Material to Be Filed as Exhibits.

99.1	Asset Purchase Agreement, dated as of May 1, 2022, among Reviv3 Procare Company, Reviv3 Acquisition Corporation, Axil & Associated Brands Corp., and Certain Stockholders of Axil & Associated Brands Corp. (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 22, 2022 and incorporated herein by reference)

99.2	Amendment Number 1 to Asset Purchase Agreement, effective as of June 10, 2022, among Reviv3 Procare Company, Reviv3 Acquisition Corporation, Axil & Associated Brands Corp., and Certain Stockholders of Axil & Associated Brands Corp. (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 22, 2022 and incorporated herein by reference)

99.3	Voting Agreement, dated June 16, 2022, between Reviv3 Procare Company, Intrepid Global Advisors, and Axil & Associated Brands Corp. (filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 22, 2022 and incorporated herein by reference)

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: September 8, 2022

/s/ Jeff Toghraie

Jeff Toghraie